Exhibit 99.2

UNAUDITED PRO FORMA FINANCIAL STATEMENTS

These Unaudited Pro Forma Financial Statements of Brookfield Business Partners L.P. (the “partnership”) are prepared based on the historical consolidated financial statements of the partnership and the audited Statement of Assets Acquired and Liabilities Assumed of the Thermal Management Business of nVent Electric plc (“Chemelex”) and have been prepared to illustrate the pro forma effects of the following consummated transactions (collectively, the “Transactions”) on the consolidated financial statements of the partnership:

•	On January 16, 2025, the partnership’s offshore oil services completed the previously announced sale of its shuttle tanker operation for consideration of approximately $484 million (the “shuttle tanker disposition”). The assets and liabilities associated with this operation were classified as held for sale in the partnership’s historical financial statements as at December 31, 2024. The consummated disposition is considered to be significant to the partnership.

•	On January 30, 2025, the partnership, together with institutional partners, completed the acquisition of Chemelex, a leading manufacturer of electric heat tracing systems, through a carve-out from a larger industrial company for total consideration of $1,654 million (the “Chemelex acquisition”). The investment was funded with approximately $830 million of equity and $824 million of subsidiary debt financing. The partnership holds a 100% voting interest and an approximate 25% economic interest in Chemelex on closing.

In accordance with a request for relief granted by the Securities and Exchange Commission (“SEC”) pursuant to the authority granted under Rule 3-13 of Regulation S-X under the Securities and Exchange Act of 1934, as amended, the SEC permitted the partnership to substitute an audited Statement of Assets Acquired and Liabilities Assumed of Chemelex as of the acquisition date in lieu of the audited historical financial statements required by Rule 3-05 of Regulation S-X. Accordingly, the accompanying Unaudited Pro Forma Statement of Financial Position has been prepared to reflect the allocation of the Chemelex acquisition purchase price to identifiable net assets acquired and the excess purchase price has been allocated to goodwill as if the acquisition occurred on December 31, 2024. The Unaudited Pro Forma Statements of Operating Results does not include the historical operating results of Chemelex. Chemelex has not historically prepared financial statements on a standalone basis and therefore, the historical statement of operating results related to the periods included in the Unaudited Pro Forma Financial Statements was not available.

The information in the Unaudited Pro Forma Statements of Operating Results for the year ended December 31, 2024 gives effect to the pro forma adjustments as if the shuttle tanker disposition had been consummated on January 1, 2024. No adjustments were made for the Chemelex acquisition as discussed above.

The information in the Unaudited Pro Forma Statement of Financial Position as at December 31, 2024 gives effect to the pro forma adjustments as if the each of the Transactions had been consummated on December 31, 2024.

All financial data in the Unaudited Pro Forma Financial Statements is presented in U.S. dollars, unless otherwise noted, and the Unaudited Pro Forma Financial Statements have been prepared in accordance with Article 11 of Regulation S-X using accounting policies that are consistent with IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IASB”).

The Unaudited Pro Forma Financial Statements are based on preliminary estimates, accounting judgments and currently available information and assumptions that management believes are reasonable. All financial data for the shuttle tanker disposition has been derived from the historical financial information of the business disposed, which were included in the audited consolidated financial statements of the partnership as at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023, and 2022. The notes to the Unaudited Pro Forma Financial Statements provide a detailed discussion of how such adjustments were derived and presented in the Unaudited Pro Forma Financial Statements. The Unaudited Pro Forma Financial Statements should be read in conjunction with the audited consolidated financial statements of the partnership as at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022 and the audited Statement of Assets Acquired and Liabilities Assumed of Chemelex as of January 30, 2025.

The Unaudited Pro Forma Financial Statements have been prepared for illustrative purposes only and are not necessarily indicative of the financial position or operating results of the partnership had the Transactions occurred on the dates indicated, nor is such pro forma financial information necessarily indicative of the results to be expected for any future period. The actual financial position and operating results may differ significantly from the pro forma amounts reflected herein due to a variety of factors.

UNAUDITED PRO FORMA STATEMENT OF FINANCIAL POSITION

US$ MILLIONS As at December 31, 2024	Brookfield Business Partners L.P. (historical)	Shuttle tanker (consummated disposition)	Notes	Chemelex (consummated acquisition)	Transaction Accounting Adjustments - Chemelex	Financing transactions - Chemelex	Pro Forma - Combined
				(Note 2)	(Note 2c)	(Note 2d)
Assets
Current Assets
Cash and cash equivalents	$3,239	$484	(1f)	$35	$—	39	$3,797
Financial assets	1,537	—		—	—	—	1,537
Accounts and other receivable, net	5,178	(102)	(1a)	91	—	—	5,167
Inventory, net	2,416	—		109	—	—	2,525
Other assets	2,969	(1,637)	(1a)	53	—	—	1,385
	15,339	(1,255)		288	—	39	14,411
Non-Current Assets
Financial assets	10,834	—		—	—	—	10,834
Accounts and other receivable, net	1,101	—		—	—	—	1,101
Other assets	343	—		14	—	4	361
Property, plant and equipment	13,232	—		115	—	—	13,347
Deferred income tax assets	1,744	—		1	—	—	1,745
Intangible assets	18,317	—		804	—	—	19,121
Equity accounted investments	2,325	—		—	—	—	2,325
Goodwill	12,239	—		645	—	—	12,884
	$75,474	$(1,255)		$1,867	$—	$43	$76,129
Liabilities and Equity
Current Liabilities
Accounts payable and other	$10,550	$(1,474)	(1a), (1e)	$108	$34	$—	$9,218
Non-recourse borrowings in subsidiaries of the partnership	1,616	—		—	—	5	1,621
	12,166	(1,474)		108	34	5	10,839
Non-Current Liabilities
Accounts payable and other	6,141	—		32	—	—	6,173
Corporate borrowings	2,142	—		—	—	—	2,142
Non-recourse borrowings in subsidiaries of the partnership	35,104	—		—	—	862	35,966
Deferred income tax liabilities	2,613	—		73	—	—	2,686
	58,166	(1,474)		213	34	867	57,806
Equity		(1c)		(2a)	(2e)	(2e)
Limited partners	1,752	40		142	(3)	(71)	1,860
Non-controlling interests attributable to:
Redemption-exchange units	1,644	37		133	(3)	(66)	1,745
Special limited partner	—	—		—	—	—	—
BBUC exchangeable shares	1,721	39		139	(3)	(69)	1,827
Preferred securities	740	—		—	—	—	740
Interest of others in operating subsidiaries	11,451	103		1,240	(25)	(618)	12,151
	$17,308	$219		$1,654	$(34)	$(824)	$18,323
	$75,474	$(1,255)		$1,867	$—	$43	$76,129

See the accompanying notes to the Unaudited Pro Forma Financial Statements.

UNAUDITED PRO FORMA STATEMENTS OF OPERATING RESULTS

		Transaction Accounting Adjustments
US$ MILLIONS (except as noted) For the year ended December 31, 2024	Brookfield Business Partners L.P. (historical)	Shuttle tanker (consummated disposition)	Notes	Pro Forma - Combined
		(1b)
Revenues	$40,620	$(500)		$40,120
Direct operating costs	(34,883)	360		(34,523)
General and administrative expenses	(1,267)	21		(1,246)
Interest income (expense), net	(3,104)	124		(2,980)
Equity accounted income (loss)	90	—		90
Impairment reversal (expense), net	(981)	—		(981)
Gain (loss) on acquisitions/dispositions, net	692	219	(1c)	911
Other income (expense), net	(573)	(21)		(594)
Income (loss) before income tax	594	203		797
Income tax (expense) recovery
Current	(646)	3	(1d)	(643)
Deferred	947	1	(1d)	948
Net income (loss)	$895	$207		$1,102
Attributable to:
Limited partners	$(37)	$39		$2
Non-controlling interests attributable to:
Redemption-exchange units	(35)	35		—
Special limited partner	—	—		—
BBUC exchangeable shares	(37)	37		—
Preferred securities	52	—		52
Interest of others in operating subsidiaries	952	96		1,048
	$895	$207		$1,102
Basic and diluted earnings (loss) per limited partner unit	$(0.50)			$0.03
Weighted-average LP Units (millions)	74.3			74.3

See the accompanying notes to the Unaudited Pro Forma Financial Statements.

NOTES TO THE UNAUDITED PRO FORMA FINANCIAL STATEMENTS

1.	Altera shuttle tanker operation disposition

(1a)	On January 16, 2025, the partnership’s offshore oil services completed the previously announced sale of its shuttle tanker operation. The adjustment to the Unaudited Pro Forma Statement of Financial Position includes the repayment of loan receivable of $102 million included in accounts and other receivables, net, derecognition of assets held for sale of $1.6 billion, included in other assets, and the derecognition of liabilities held for sale of $1.5 billion, included in accounts payable and other. The transaction accounting adjustment to the Unaudited Pro Forma Statement of Financial Position to reflect the shuttle tanker disposition also includes other effects discussed in note (1c), (1d), (1e) and (1f).

(1b)	These pro forma adjustments include the elimination of the historical operating results of the shuttle tanker operation for the year ended December 31, 2024.

(1c)	The estimated pre-tax net gain of approximately $219 million from the disposition is reflected as an adjustment on the Unaudited Pro Forma Statement of Operating Results for the year ended December 31, 2024. The estimated net gain on disposition is based on the historical carrying value of the net assets as of December 31, 2024. The actual gain will be calculated based on the net book value as of the closing of the transaction and therefore could differ from the current estimate.

(1d)	There are no current or deferred income tax impacts expected in relation to the pro forma adjustments reflected in the Unaudited Pro Forma Statement of Operating Results for the year ended December 31, 2024.

(1e)	Includes the accrual of approximately $8 million of transaction costs incurred by the partnership upon the disposition of the shuttle tanker operation.

(1f)	Includes estimated cash proceeds of approximately $484 million, included in cash and cash equivalents.

2.	Chemelex acquisition

The following table and explanatory notes present the statement of financial position as at December 31, 2024 of Chemelex, as adjusted to give effect to the Chemelex acquisition.

US$ MILLIONS As at December 31, 2024	Chemelex acquisition	Accounting policy and reclassification	Chemelex acquisition (conformed)
	(2a)	(2b)
Assets
Current Assets
Cash and cash equivalents	$35	$—	$35
Accounts and other receivable, net	—	91	91
Accounts receivable	91	(91)	—
Inventory, net	—	109	109
Inventory	109	(109)	—
Other assets	—	53	53
Other current assets	53	(53)	—
	$288	$—	$288
Non-Current Assets
Other assets	—	14	$14
Other non-current assets	34	(34)	—
Property, plant and equipment	96	19	115
Deferred income tax assets	—	1	1
Intangible assets	804	—	804
Goodwill	645	—	645
	$1,867	$—	$1,867

Liabilities and Equity
Current Liabilities
Accounts payable and other	$—	$108	$108
Accounts payable	37	(37)	—
Other current liabilities	71	(71)	—
	$108	$—	$108
Non-Current Liabilities
Accounts payable and other		32	32
Other non-current liabilities	105	(105)	—
Deferred income tax liabilities	—	73	73
	$213	$—	$213
Equity
Net assets acquired	1,654	(1,654)	$—
Limited partners	—	142	142
Non-controlling interests attributable to:
Redemption-exchange units	—	133	133
Special limited partner	—	—	—
BBUC exchangeable shares	—	139	139
Preferred securities	—	—	—
Interest of others in operating subsidiaries	—	1,240	1,240
	$1,654	$—	$1,654
	$1,867	$—	$1,867

See the accompanying notes to the Unaudited Pro Forma Financial Statements

NOTES TO THE UNAUDITED PRO FORMA FINANCIAL STATEMENTS

(2a)	The Statement of Assets Acquired and Liabilities Assumed (“financial information”) of Chemelex as of January 30, 2025 was prepared in accordance with accounting principles generally accepted in the United States (U.S GAAP). The partnership has reviewed and determined there were no significant differences in accounting policies applied by Chemelex and the partnership.

On January 30, 2025, the partnership, together with institutional partners, completed the Chemelex acquisition. The acquisition was accounted for by the partnership using the acquisition method, with the partnership being identified as the accounting acquirer. The following table summarizes, on a preliminary basis, the cash consideration transferred and fair value of assets acquired and liabilities assumed at the acquisition date, with the excess recorded as goodwill.

(US$ MILLIONS)
Cash and cash equivalents	$35
Accounts receivable	91
Inventory	109
Other assets	87
Property, plant and equipment	96
Intangible assets	804
Accounts payable and other liabilities	(213)
Net identifiable assets acquired	1,009
Goodwill	645
Consideration transferred	$1,654

The preliminary purchase price allocation used to prepare the transaction accounting adjustments in the Unaudited Pro Forma Statement of Financial Position is based on various assumptions to determine management’s best estimates of fair value. The final determination of the fair value of assets acquired and liabilities assumed will be completed within the one-year measurement period, once management has completed their analysis. The final purchase price allocation may differ from the information presented. Accordingly, the unaudited pro forma adjustments are preliminary and have been made solely for illustrative purposes.

(2b)	Certain reclassification adjustments have been made to conform the presentation of Chemelex’s financial information with that of the partnership’s Unaudited Pro Forma Financial Statements. In addition, certain pro forma adjustments have been made to Chemelex’s financial information prepared in accordance with U.S. GAAP, in order to present such financial information in accordance with IFRS Accounting Standards as issued by the IASB. The conversion of Chemelex’s historical statement of financial position to that prepared under IFRS Accounting Standards included an adjustment to decrease other assets and increase property, plant and equipment by approximately $19 million, primarily related to the accounting of finance leases under IFRS Accounting Standards.

(2c)	Represents the accrual of $34 million of estimated transaction costs incurred by the partnership in the acquisition of Chemelex subsequent to December 31, 2024.

(2d)	The partnership raised gross proceeds of $900 million of variable-rate non-recourse borrowings to fund the Chemelex acquisition and incurred debt issuance costs of approximately $37 million, of which $4 million has been presented separately within Other assets as it relates to undrawn facilities. Borrowings of $867 million, net of debt issuance costs, are presented as pro forma adjustments to non-recourse borrowings in subsidiaries of the partnership in the Unaudited Pro Forma Statement of Financial Position as at December 31, 2024. After financing, Chemelex had retained approximately $39 million of cash and cash equivalents for future use.

(2e)	Represents the allocation of transaction accounting and financing adjustments to unitholders in proportion to their economic interest in the partnership and its operating businesses.